Allot Communications Reports Growth in Revenues and Net Profit for Second Quarter of 2011

--Revenues reach $18.5 million; EPS hits $0.10 on a non-GAAP basis ($0.06 on a GAAP basis)--

Key highlights:

- Second quarter revenues reached $18.5 million, a 35% increase over the second quarter of 2010

- Second quarter non-GAAP net profit of $2.7 million; non-GAAP EPS grew to $0.10 from $0.08 in the first quarter of 2011

- Cash, cash equivalents, marketable securities and restricted cash totaled approximately $63.5 million; generated approximately $3 million in cash from operations during the quarter

- Added five new Tier 1 service providers during the second quarter

Boston, MA – August 1, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced continued improved financial results for the second quarter of 2011.

Total revenues for the second quarter of 2011 reached $18.5 million, a 35% increase from the $13.6 million of revenues reported for the second quarter of 2010, and an 8% increase from the $17.2 million of revenues reported for the first quarter of 2011.  On a GAAP basis, net profit for the second quarter of 2011 was $1.6 million, or $0.07 per basic share and $0.06 per diluted share. This compares with a net loss of $7.4 million, or $0.33 per share (basic and diluted), in the second quarter of 2010, and a net profit of $1.6 million, or $0.07 per basic share and $0.06 per diluted share, in the first quarter of 2011.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization of certain intangibles and one-time expenses related to M&A activities, non-GAAP net profit for the second quarter of 2011 totaled $2.7 million, or $0.11 per basic share and $0.10 per diluted share, compared with a non-GAAP net profit of $0.8 million, or $0.03 per share (basic and diluted), for the second quarter of 2010, and non-GAAP net profit of $2.2 million, or $0.09 per basic share and $0.08 per diluted share, for the first quarter of 2011.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“We are pleased to report another solid growth quarter, as demand for Allot’s solutions continues to grow across an increasing number of service providers throughout the world, particularly among Tier 1 mobile and fixed operators" commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “The Service Gateway has become a leading solution to meet the ever-increasing challenge our customers face in managing mobile data.  We continue to explore ways to increase the breadth and functionality of the Service Gateway platform through additional partnerships as well as through M&A opportunities.”

Recently, the Company achieved the following significant goals:

•	Added 5 new service providers, located throughout the world, to its growing customer list;

•	During the quarter, received orders from 18 large service providers, of which 5 represented new customers and 13 represented expansion deals;

•	Signed the first contract with a Russian Tier 1 operator through its partnership with Nokia Siemens Networks.

As of June 30, 2011, cash, cash equivalents, marketable securities and restricted cash totaled approximately $63.5 million.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its second quarter 2011 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, UK: +44 (0)20 7136 6283, Israel: +972 3721 9509, confirmation code 9577749.

A replay of the conference call will be available from 12:01 am ET on August 2, 2011 through September 1, 2011 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 9577749#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile service providers.  Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships as well as through M&A opportunities, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS ON A GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$18,454	$13,626	$35,637	$26,097
Cost of revenues	5,305	3,915	10,157	7,270
Gross profit	13,149	9,711	25,480	18,827

Operating expenses:
Research and development costs, net	3,092	2,728	6,064	5,316
Sales and marketing	6,388	5,413	12,701	10,664
General and administrative	1,979	1,305	3,406	2,637
Total operating expenses	11,459	9,446	22,171	18,617
Operating profit	1,690	265	3,309	210
Financial and other income (expenses), net	(63)	(7,555)	29	(7,977)
Profit (loss) before income tax expenses	1,627	(7,290)	3,338	(7,767)

Tax expenses	16	127	101	96
Net profit (loss)	1,611	(7,417)	3,237	(7,863)

Basic net profit (loss) per share	$0.07	$(0.33)	$0.14	$(0.35)

Diluted net profit (loss) per share	$0.06	$(0.33)	$0.12	$(0.35)

Weighted average number of shares
used in computing basic net
earnings per share	24,195,495	22,711,470	23,948,546	22,572,070

Weighted average number of shares
used in computing diluted net
earnings per share	26,253,139	22,711,470	25,963,671	22,572,070

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$1,611	$(7,417)	$3,237	$(7,863)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	27	22	50	51
Research and development costs, net	96	93	188	186
Sales and marketing	238	212	459	442
General and administrative	186	143	367	376
Expenses related to M&A activities
General and administrative	538		538
Core technology amortization- cost of revenues	30	30	60	60
Total adjustments to operating loss	1,115	500	1,662	1,115

Financial and other expenses, net		7,703		7,711

Total adjustments	1,115	8,203	1,662	8,826

Non-GAAP net profit	$2,726	$786	$4,899	$963

Non- GAAP basic net profit per share	$0.11	$0.03	$0.20	$0.04

Non- GAAP diluted net profit per share	$0.10	$0.03	$0.19	$0.04

Weighted average number of shares
used in computing basic net
earnings per share	24,195,495	22,711,470	23,948,546	22,572,070

Weighted average number of shares
used in computing diluted net
earnings per share	26,399,604	24,266,272	26,116,991	23,960,442

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$18,454	$13,626	$35,637	$26,097
Cost of revenues	5,248	3,863	10,047	7,159
Gross profit	13,206	9,763	25,590	18,938

Operating expenses:
Research and development costs, net	2,996	2,635	5,876	5,130
Sales and marketing	6,150	5,201	12,242	10,222
General and administrative	1,255	1,162	2,501	2,261
Total operating expenses	10,401	8,998	20,619	17,613
Operating profit	2,805	765	4,971	1,325
Financial and other income (expenses), net	(63)	148	29	(266)
Profit before income tax expenses	2,742	913	5,000	1,059

Tax expenses	16	127	101	96
Net profit	2,726	786	4,899	963

Basic net profit per share	$0.11	$0.03	$0.20	$0.04

Diluted net profit per share	$0.10	$0.03	$0.19	$0.04

Weighted average number of shares
used in computing basic net
earnings per share	24,195,495	22,711,470	23,948,546	22,572,070

Weighted average number of shares
used in computing diluted net
earnings per share	26,399,604	24,266,272	26,116,991	23,960,442

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,116	$42,858
Marketable securities and restricted cash	17,382	16,591
Trade receivables, net	11,142	10,739
Other receivables and prepaid expenses	6,763	4,958
Inventories	9,724	10,830
Total current assets	91,127	85,976

LONG-TERM ASSETS:
Severance pay fund	188	162
Other assets	341	340
Total long-term assets	529	502

PROPERTY AND EQUIPMENT, NET	5,115	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,455	3,516

Total assets	$100,226	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,094	$5,140
Deferred revenues	11,384	10,828
Other payables and accrued expenses	11,240	10,167
Total current liabilities	24,718	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,381	3,873
Accrued severance pay	223	191
Total long-term liabilities	4,604	4,064

SHAREHOLDERS' EQUITY	70,904	64,988

Total liabilities and shareholders' equity	$100,226	$95,187

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income (loss)	1,611	(7,417)	3,237	(7,863)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	679	650	1,336	1,301
Stock-based compensation related to options granted to employees and non-employees	547	471	1,064	1,055
Amortization of intangible assets	31	30	61	62
Capital (gain) loss	13	(29)	9	(2)
Increase (Decrease) in accrued severance pay, net	3	43	6	(65)
Decrease (Increase) in other assets	2	6	(1)	6
Increase in accrued interest and amortization of premium on marketable securities	48	-	47	-
Decrease (Increase) in trade receivables	2,364	(1,724)	(403)	746
Decrease (Increase) in other receivables and prepaid expenses	(1,240)	1,232	(1,334)	390
Decrease (Increase) in inventories	1,920	(1,420)	1,106	(2,485)
Increase (Decrease) in trade payables	(3,075)	2,654	(3,046)	1,512
Increase (Decrease) in employees and payroll accruals	(17)	21	(609)	(491)
Increase (Decrease) in deferred revenues	(396)	(1,941)	1,064	3,088
Increase in other payables and accrued expenses	405	1,247	1,323	3
Other than temporary loss on marketable securities	-	7,682	-	7,712
Net cash provided by operating activities	2,895	1,505	3,860	4,969

Cash flows from investing activities:
Increase in restricted deposit	(1)	-	(487)	-
Investment in short-term deposits	-	(582)	-	(3,644)
Purchase of property and equipment	(588)	(624)	(1,298)	(1,461)
Proceeds from sale of property and equipment	-	38	30	38
Investment in marketable securities	(1,061)	-	(1,914)	-
Proceeds from redemption or sale of marketable securities	800	12,252	1,600	12,252
Net cash provided by (used in) investing activities	(850)	11,084	(2,069)	7,185

Cash flows from financing activities:
Exercise of warrants and employee stock options and repayment of non-recourse loan	214	453	1,467	767
Net cash provided by financing activities	214	453	1,467	767

Increase in cash and cash equivalents	2,259	13,042	3,258	12,921
Cash and cash equivalents at the beginning of the period	43,857	36,349	42,858	36,470
Cash and cash equivalents at the end of the period	$46,116	$49,391	$46,116	$49,391